WORLDS ONLINE INC.

11 ROYAL ROAD

BROOKLINE, MA 02445

December 6, 2011

VIA EDGAR

Securities and Exchange Commission

Maryse Mills-Apenteng, Esq.

Special Counsel

100 F Street, N.E.

Washington, D.C. 20549-5546

RE: Worlds Online Inc. (the “Company” or the “Subsidiary”)

Gentlemen:

On June 9, 2011 the Company filed a registration statement on Form 10-12G and filed Amendment No. 1 on August 4, 2011 and Amendment No. 2 on October 7, 2011 (collectively, the “Form 10”). By letter dated November 2, 2011, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) transmitted to the Company comments on the Amendment (the “Letter”). Our responses to the comments contained in the Letter are below. For your convenience we have copied the comments from the Letter in bold above each response.

1.      In your response to prior comment 1 you indicate that Worlds Online automatically became a reporting company on August 8, 2011. Please explain further your statement that worlds Online is current in its Exchange Act filings. In this regard, it appears that you were required to file a Form 10-Q 45 days after the effective date of your registration statement or by September 22, 2011. We refer you to Exchange Act Rules 13a-13 and 15d-13.

Inasmuch as the Company’s initial filing of the Form 10 was on June 9, 2011, it automatically became a reporting company 60 days later on August 8, 2011, during its fiscal third calendar. Our letter dated October 6, 2011 stated that the Company was current in its Exchange Act filings since we believed it had no filings due at such time and no periodic report was due until 45 days after the close of the Company’s third quarter which was November 15, 2011. The company timely filed a Form 12b-25 on November 14, 2011 and the Quarterly Report on Form 10-Q on November 21, 2011. Thus, regardless of whether our analysis of the Company’s filing obligation was correct in our October 6, 2011 letter, it is certainly accurate and correct to state today that the Company is current in its filings and have been subject to the reporting requirements of the Exchange Act for at least 90 days since November 6, 2011.

2. In your response to prior comments 1 and 2 you provided background information, which explains the Board of Directors’ decision to bifurcate the Parents’ business into two parts. Please revise your disclosures to include this information so to provide investors with further context as to why you believe this structure is necessary.

The Form 10 has been revised to include the disclosures discussing the Board of Directors’ decision to bifurcate the parent’s business contained in our responses to comments 1 and 2 of our October 6, 2011 letter. Please note that we are also amending the Form 10 to disclose that the Parent received a Notice of Allowance for a fifth patent by the U.S Patent and Trademark Office on November 2, 2011, which patented technology is automatically covered by the License Agreement between the Company and Worlds Inc.

3. We note your response to prior comment 5. Please include in your amended filing a materially complete description of the agreements relating to your assumption of Worlds Inc.’s obligations to Pearson PLC. With respect to the April 3, 2009 Web Supply and Content agreement, although you state you have filed it as an exhibit, it appears you have neither filed this agreement nor included it in your exhibit index. Please file the agreement as an exhibit and include in an appropriate location of the prospectus a description of the agreement’s material terms.

The Form 10 has been revised to include a materially complete description of the agreements relating to the Company’s assumption of Worlds Inc.’s obligations to Pearson PLC. Please be advised that our reference to an April 3, 2009 Web Supply and Content Agreement between Worlds Inc. and Pearson PLC was an error. The correct date of the Agreement is December 9, 2008 and it is being filed as an exhibit to Amendment No. 3 of the Form 10 and the Form 10 has been revised to contain a description of said Agreement.

4.      We note from your response to prior comment 2 that Worlds Online has signed a consulting contract, the revenues from which will be used to expedite development of its next generation rendering engine. Please describe, for us, the significant terms of this agreement. Also, to the extent this arrangement will have a material impact on your operations; tell us how you considered including a discussion of this arrangement in either a recent development section or in a subsequent events footnote.

The contract is not a material and was entered into in normal course of our business. Its only significance at all is that it is the first of what we hope will be many such agreements, but this agreement itself is not otherwise notable or significant or material. Inasmuch as the contract was for only $75,000, it will not have a material impact on our operations. The contract however, validates the Company as an operating entity and its technology platform through its ability to attract its first development agreement. The agreement will also provide funding for the Company to continue ongoing software development of the new rendering engine.

5. Please explain further the following as it relates to the historical (predecessor) financial statements of Worlds Online:

  Based on your response to prior comment 3 it appears that Worlds Inc. has retained a majority of the liabilities (i.e. accounts payable, accrued expenses and notes payable). As it appears these liabilities were originally incurred by Worlds Inc. and will continue to be obligations of such entity, explain further why these liabilities are reflected on World Online’s predecessor balance sheet;

The predecessor balance sheet reflects the assets and liabilities of the Company’s online business operations prior to the spin-off transaction. As such except for the liabilities and assets related to the patents of the Company, all assets and liabilities reflected in these financial statements were from the ongoing business operations.

  Explain further the source of World Online’s cash balance at December 31, 2010 and January 24, 2011. Please clarify whether this cash was transferred to Worlds Online as part of the spin-off transaction. If so, tell us why the cash and cash equivalents at the beginning of the period as reflected in the Worlds Online (successor) statement of cash flows is $0. If the cash was retained by Worlds Inc, then explain further why such amounts are reflected in the predecessor financial statements of Worlds Online;

None of the cash was transferred over to Worlds Online Inc. It is included in the predecessor financial statements because it was an asset of the predecessor but was never transferred when Worlds Online Inc. was formed.

  Please confirm that the predecessor financial statements include the financial condition, results of operations, cash flows and changes in equity of Worlds Online only. To the extent that these financial statements reflect the operations of Worlds Inc, then revise accordingly; and

The predecessor financial statements include the business operations part of the business that was transferred over to Worlds Online Inc. and does not include any of the patent related business that was conducted by the predecessor and retained by Worlds Inc.

  Provide the disclosures required by SAB Topic 1.B.1 for your predecessor financial statements.

The predecessor financial statements include all disclosures required under SAB Topic 1.B.1.

The Company is aware and acknowledges that:

·       It is responsible for the adequacy and accuracy of the disclosure in the filing;

·       Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·       It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unite States.

Very truly yours,

/s/ Thom Kidrin

Thom Kidrin